# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Odyssey Marine Exploration, Inc., CIK 0000798528
CUSIP: 676118201
Title of class of securities: Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 205 S. Hoover Blvd., Suite 210, Tampa, Florida (FL), 33609
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-25-000146
Filed by CIK 0001823138

## Reporting persons
- Two Seas Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 2,953,690; shared voting power 0; sole dispositive power 2,953,690; shared dispositive power 0; aggregate amount beneficially owned 2,953,690 (9.99% of the class)
- Two Seas Capital GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 2,953,690; shared voting power 0; sole dispositive power 2,953,690; shared dispositive power 0; aggregate amount beneficially owned 2,953,690 (9.99% of the class)
- Sina Toussi: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 2,953,690; shared voting power 0; sole dispositive power 2,953,690; shared dispositive power 0; aggregate amount beneficially owned 2,953,690 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Odyssey Marine Exploration, Inc.
Address of issuer's principal executive offices: 205 S. Hoover Blvd., Suite 210, Tampa, Florida, 33609

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

(i) Two Seas Capital LP ("TSC");
(ii) Two Seas Capital GP LLC ("TSC GP"); and
(iii) Sina Toussi.

This statement relates to Common Stock, par value $.0001 per share (the "Shares"), held by the Two Seas Litigation Opportunities Fund LLC (the "Opportunities Fund") and Two Seas Global (Master) Fund LP (the "Global Fund", and together with the Opportunities Fund, collectively the "Funds"). The principal business of TSC is providing investment advice as a registered investment adviser and serving as investment manager to the Opportunities Fund and Global Fund. As such, TSC has been granted investment discretion over portfolio investments, including the Shares, held by or for the account of the Opportunities Fund and Global Fund, including the Funds' voting and discretionary decisions. TSC GP serves as general partner of TSC. Sina Toussi serves as the chief investment officer of TSC and managing member of TSC GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 32 Elm Place - 3rd Floor, Rye, New York 10580.
Citizenship:
(i) Two Seas Capital LP is a Delaware limited partnership;
(ii) Two Seas Capital GP LLC is a Delaware limited liability company; and
(iii) Sina Toussi is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned as of March 31, 2025:

TSC - 2,953,690 Shares
TSC GP - 2,953,690 Shares
Sina Toussi - 2,953,690 Shares
Percent of class:
Percent of class as of March 31, 2025:

TSC - 9.99%
TSC GP - 9.99%
Sina Toussi - 9.99%

The Shares deemed to be beneficially owned reported for Item 4 total 2,953,690. The aforementioned Shares reported for Item 4 include (i) 2,549,049 Shares held by the Global Fund and (ii) 404,641 Shares that may be obtained within 60 days through the exercise of warrants, after giving effect to beneficial ownership limitations, or the exercise of certain purchase rights, which are also subject to beneficial ownership limitations. The total number of warrants and rights that would, in the absence of the beneficial ownership blocker, relate to the Shares include (i) 183,977 warrants to purchase Shares held by the Opportunities Fund, (ii) 1,532,407 warrants to purchase Shares held by the Global Fund, and (iii) 1,779,302 rights to purchase Shares held by Global Fund. TSC may be deemed to have sole power to vote and sole power to dispose of the Shares and Shares issuable upon the exercise of warrants or purchase rights held by the Funds, through its capacity as investment adviser of the Funds. TSC GP may be deemed to have sole power to vote and sole power to dispose of the Shares and Shares issuable upon the exercise of warrants or purchase rights held by the Funds, through its capacity as general partner of TSC. Sina Toussi may be deemed to have sole power to vote and sole power to dispose of the Shares owned by the Funds and Shares issuable upon the exercise of warrants or purchase rights, through his capacity as Managing Member of TSC GP.

The percentages reported for Item 4(b) are calculated based on a total of 29,161,833 Shares outstanding on March 31, 2025, as disclosed in the Issuer's Prospectus on Form 424B5 filed with the Securities and Exchange Commission (the "SEC") on April 25, 2025, plus the Shares issuable upon the exercise of exercisable warrants.
Sole power to vote or to direct the vote: As of March 31, 2025, the Reporting Persons had sole power to vote or to direct the vote of 2,953,690 Shares.
Shared power to vote or to direct the vote: As of March 31, 2025, the Reporting Persons had shared power to vote or to direct the vote of 0 Shares.
Sole power to dispose or to direct the disposition: As of March 31, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 2,953,690 Shares.
Shared power to dispose or to direct the disposition: As of March 31, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 0 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Item 4, which is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2, which is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Two Seas Capital LP: /s/ Sina Toussi, Sina Toussi / Managing Member of Two Seas Capital GP LLC, its General Partner (05/15/2025)
- Two Seas Capital GP LLC: /s/ Sina Toussi, Sina Toussi / Managing Member (05/15/2025)
- Sina Toussi: /s/ Sina Toussi, Sina Toussi / Self (05/15/2025)